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EXHIBIT 1.  REPORT FURNISHED TO SECURITIES HOLDERS.







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May 7, 1997


Dear Shareholder:

Pinnacle Banc Group, Inc. reported net income of $2,739,000, or $0.36 per share on a fully diluted basis, for the first quarter of 1997, an increase of 50% on a per share basis from the $1,557,000, or $0.24 per share, earned in the first quarter of 1996. The per share data includes the effect of a 3-for-2 stock split which was effective February 10, 1997. The return on average equity was 11.8% for the first three months of 1997 and the return on average assets totalled 1.06%.

Total consolidated assets amounted to $1.039 billion, approximately the same as year end and up 29% from the same quarter end in 1996 as the result of an acquisition which was completed on September 30, 1996. Total loans were $521 million. Stockholders' equity totalled $100 million at March 31, 1997 resulting in a book value per share of $13.24, an increase of 11% over the first quarter end of 1996.

Higher net interest income and gains on the sale of investment securities were the primary factors contributing to the earnings increase. Net interest income increased 37% in the first quarter of 1997 compared to the first quarter of the previous year. The higher level of net interest income was both a product of a 28% increase in earning assets and an improvement in the net interest margin to 3.51% for the first three months of 1997 compared to 3.33% for the first quarter of 1996. Net gains on the sale of securities were $1,101,000 in 1997 versus $264,000 recorded in the first three months of 1996. The net gains consisted of $915,000 on the sale of U. S. Treasury securities as part of Pinnacle's slope program and $186,000 recorded on the sale of equity securities.

Other operating income was up 12% and other operating expense increased 24% in the first quarter of 1997 compared with the same quarter of the previous year. Each of the increases was the result of the acquisition.

Non-performing assets totalled $10,689,000 at March 31, 1997, an increase of approximately $346,000, or 3%, from the amount at year end. The allowance for loan losses was $7,949,000, or 1.53% of loans at quarter end.
Non-performing assets at March 31, 1997 were 2.05% of total loans plus other real estate owned, and amounted to 1.03% of total assets.

At the Board of Directors' meeting on April 15, 1997, the Board declared a dividend of $0.22 per share payable on May 8 to shareholders of record as of April 28.

Very truly yours,

/s/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer

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                            PINNACLE BANC GROUP, INC.
                              FINANCIAL HIGHLIGHTS
                                   (UNAUDITED)


                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 QUARTER ENDED MARCH 31
                                         ---------------------------------------
                                            1997          1996         % CHANGE
                                        ----------     ----------     ----------
     INCOME STATEMENT
        Net interest income              $    8,093      $  5,891            37%
        Provision for loan losses                 0             0             0
        Net securities gains                  1,101           264           N/M
        Non-interest income                   1,980         1,761            52
        Non-interest expense                  7,025         5,665            24
        Provision for income taxes            1,410           694           N/M
        Net income                            2,739         1,557            76

     BALANCE SHEET (END OF PERIOD)
        Total assets                     $1,039,071      $807,489            29
        Loans                               521,117       318,032            64
        Portfolio funds                     432,822       428,009             1
        Deposits                            864,125       703,392            23
        Debt                                 33,550        20,700            62
        Stockholders' equity                100,289        77,935            29

     PER SHARE DATA
        Earnings per share                  $  0.36       $  0.24            50
        Book value                            13.24         11.93            11
        Dividends                              0.22          0.21             5
        Cash earnings per share                0.44          0.31            42
        Tangible book value                    9.98          9.07            10

     RATIOS
        Return on average equity              11.8 %         8.7 %
        Return on average assets               1.06          0.78
        Net interest margin                    3.51          3.33
        Non-performing assets / total assets   1.03          0.92            12

     MARKET DATA
        Stock price range
        (DURING THE QUARTER):
           High                              $23.50        $22.67
           Low                                18.67         20.33
           Close                              21.88         21.33             3
        Annual dividend rate                   0.88          0.83             6